Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

July 24, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hatteras Core Alternatives Fund, L.P. (File Nos. 333-199042; 811-21685);
Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-199043; 811-21665);
Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-199044; 811-21986); and
Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-199045; 811-21985)
(collectively, the “Funds” or the “Registrant”)

Dear Ms. White:

Set forth below are our responses to your comments on the Funds’ Registration Statements on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (collectively, the “Registration Statements”). Page and/or section references are to the Registration Statements as filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2017. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statements.

1. Comment: With respect to a comment previously provided last year regarding the Funds’ fundamental industry concentration policy, please change this fundamental policy to apply to the net assets of each Fund rather than to limit the policy to each Fund’s investments in private investment funds.

Response: The Registrant will present the requested change to the Funds’ fundamental policy for shareholder approval at the next shareholder meeting called by the Funds.

2. Comment: Please include the indemnification language required by Rule 484 of Regulation C of the Securities Act of 1933 for funds requesting acceleration of the effective date of the registration statement.

Response: The Registrant will do so.

July 24, 2017

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2497.

Very truly yours,

/s/ Catherine A. DiValentino
Catherine A. DiValentino
cc:	Joshua B. Deringer, Esq.